UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

OVERHILL FARMS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

690212 10 5

(CUSIP Number)

Arthur E. Levine	Mitchell S. Cohen, Esq.
Levine Leichtman Capital Partners II, L.P.	Irell & Manella LLP
335 N. Maple Drive, Suite 240	1800 Avenue of the Stars, Suite 900
Beverly Hills, CA 90210	Los Angeles, California 90067
(310) 275-5335	(310) 277-1010

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 6, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690212 10 5	Page 2 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 5,688,022 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 5,688,022 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,688,022 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% (See Item 5)
14.	Type of Reporting Person PN

CUSIP No. 690212 10 5	Page 3 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LLCP California Equity Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 5,688,022 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 5,688,022 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,688,022 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% (See Item 5)
14.	Type of Reporting Person PN

CUSIP No. 690212 10 5	Page 4 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 5,688,022 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 5,688,022 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,688,022 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% (See Item 5)
14.	Type of Reporting Person CO

CUSIP No. 690212 10 5	Page 5 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arthur E. Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (d) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 5,688,022 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 5,688,022 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,688,022 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% (See Item 5)
14.	Type of Reporting Person IN

CUSIP No. 690212 10 5	Page 6 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lauren B. Leichtman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (e) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 5,688,022 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 5,688,022 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,688,022 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% (See Item 5)
14.	Type of Reporting Person IN

SCHEDULE 13D

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Levine Leichtman Capital Partners II, L.P., a California limited partnership (the “Partnership”), LLCP California Equity Partners II, L.P., a California limited partnership (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), hereby file this Amendment No. 6 to Schedule 13D (this “Amendment”) with the Securities and Exchange Commission (the “Commission”). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on November 18, 2002 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on December 17, 2002 (“Amendment No. 1 to Schedule 13D”), as further amended by Amendment No. 2 to Schedule 13D filed with the Commission on April 14, 2003 (“Amendment No. 2 to Schedule 13D”), as further amended by Amendment No. 3 to Schedule 13D filed with the Commission on April 25, 2003, as further amended by Amendment No. 4 to Schedule 13D filed with the Commission on August 22, 2003 (“Amendment No. 4 to Schedule 13D”), and as further amended by Amendment No. 5 to Schedule 13D filed with the Commission on November 10, 2003 (“Amendment No. 5 to Schedule 13D”), relating to the Common Stock, par value $.01 per share, of Overhill Farms, Inc., a Nevada corporation (the “Issuer”). The Original Schedule 13D, as amended by Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D, Amendment No. 3, Amendment No. 4 to Schedule 13D and Amendment No. 5 to Schedule 13D, is referred to herein as the “Amended Schedule 13D.”

This Amendment is being filed pursuant to a Joint Reporting Agreement dated November 15, 2002, a copy of which is attached as Exhibit 99.1 to the Original Schedule 13D, among and on behalf of the Reporting Persons.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Amended Schedule 13D is hereby amended by adding the following at the end of such Item:

On October 6, 2004, the Issuer and the Partnership entered into (i) the Fourth Amendment to Securities Purchase Agreement (as defined in Item 6 below) and (ii) the Amendment to Existing Senior Subordinated Note (as defined in Item 6 below). On October 6, 2004, the Issuer and Pleasant Street entered into the Fourth Amendment to Loan and Security Agreement (as defined in Item 6 below). Neither the Partnership nor Pleasant Street purchased or otherwise acquired any securities of the Issuer, and no funds were used by the Partnership or Pleasant Street in connection with the execution and delivery of the

Fourth Amendment to Securities Purchase Agreement, the Amendment to Existing Senior Subordinated Note or the Fourth Amendment to Loan and Security Agreement or the consummation of the transactions contemplated thereby.

Item 4. Purpose of Transaction.

Item 4 of Amended Schedule 13D is hereby amended by adding the following at the end of such Item:

The primary purposes of the transactions contemplated by the Fourth Amendment to Securities Purchase Agreement, the Amendment to Existing Senior Subordinated Note and the Fourth Amendment to Loan and Security Agreement were to amend certain financial covenants and other provisions of each as more fully described therein. See Item 6 below.

The Reporting Persons previously acquired shares of Common Stock in the ordinary course of business for investment purposes and, except as described below, not with the purpose of changing, obtaining, acquiring or influencing control of the Issuer. The Partnership may use its board designee, board observer, operating committee and other investor rights under the Second Amended and Restated Securities Purchase Agreement, as amended, the Investor Rights Agreement and/or the other Investment Documents (as defined in the Second Amended and Restated Securities Purchase Agreement, as amended) as described in the Amended Schedule 13D and this Amendment in a manner which could result in the Partnership changing, obtaining, acquiring or influencing control of the Issuer.

As with other investments held by the Reporting Persons, the Reporting Persons consider various alternatives to increase the value of their equity securities in the Issuer and may from time to time consider implementing such alternatives. The Reporting Persons retain the right, depending on market conditions and/or other factors, to change their investment intent, to acquire from time to time additional shares of Common Stock (or debt or other equity or equity-linked securities of the Issuer), to exercise all or a portion of the Warrants, to convert all or a portion of the Series A Preferred Shares into Common Stock and/or to sell or otherwise dispose of from time to time, in open market transactions, private transactions, transactions with affiliates of the Issuer or otherwise, all or part of the Warrants or the Common Stock issuable upon exercise thereof, the Series A Preferred Shares or the Common Stock issuable upon conversion thereof, the Common Stock or any other securities in the Issuer in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

Except for the foregoing, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of Amended Schedule 13D is hereby amended and restated to read as follows:

(a)	Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 5,688,022 shares of Common Stock, including 5,404,746 shares of Common Stock, 200 shares of Common Stock issuable upon exercise of the December 2002 Restated Warrants and 283,076 shares of Common Stock issuable upon conversion of the Series A Preferred Shares (see Items 3 and 4 above and Item 6 below). Such aggregate number of shares beneficially owned by the Reporting Persons constituted, as of July 29, 2004, approximately 37.7% of the shares of such class (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act and assuming that 14,805,556 shares of Common Stock were issued and outstanding as of such date, as reported by the Issuer in its Form 10-Q for the quarterly period ended June 27, 2004, filed with the Commission on August 10, 2004).

Pursuant to the Investor Rights Agreement, the Reporting Persons may also be deemed to be beneficial owners, for purposes of the election or appointment of the LLCP Representative to the Board as described in Items 4 above and 6 below, of additional shares of Common Stock beneficially owned by James Rudis (excluding shares of Common Stock issuable upon exercise of options currently held by him which have not been exercised). There is no LLCP Representative currently serving on the Board. The Reporting Persons have no pecuniary interest in the shares of Common Stock beneficially owned by Mr. Rudis and disclaim beneficial ownership of such shares.

(b)	The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 5,688,022 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, the Partnership may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by Mr. Rudis.

By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 5,688,022 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, the General Partner may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by Mr. Rudis.

By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 5,688,022 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP

Representative to the Board, Capital Corp. may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by Mr. Rudis.

By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 5,688,022 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, each of Mr. Levine and Ms. Leichtman may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by Mr. Rudis.

(c)	Except as described in Items 3 and 4 above, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Amended Schedule 13D is hereby amended by adding the following at the end of such Item:

Pursuant to a Fourth Amendment to Second Amended and Restated Securities Purchase Agreement dated October 6, 2004, to be effective as of September 26, 2004 (the “Fourth Amendment to Securities Purchase Agreement”), among the Issuer, the entities from time to time parties thereto as Guarantors and the Partnership, a copy of which is attached as Exhibit 99.35 hereto, the parties thereto amended certain terms and other provisions as more fully set forth therein. Among other things, the parties eliminated the potential for a 2.0% increase in the Issuer’s interest rates on the Existing Senior Subordinated Note for the fiscal quarters ended January 2, 2005 and April 3, 2005, and amended certain financial covenants.

Pursuant to the terms of an Amendment to Second Amended and Restated Senior Subordinated Note Due 2006 dated October 6, 2004, to be effective as of September 26, 2004 (the “Amendment to Existing Senior Subordinated Note”), a copy of which is attached as Exhibit 99.36 hereto, the Issuer and the Partnership amended the definition of Interest Rate Measurement Period in the Existing Senior Subordinated Note.

Pursuant to a Fourth Amendment to Second Amended and Restated Loan and Security Agreement dated October 6, 2004, a copy of which is attached as Exhibit 99.37 hereto (the “Fourth Amendment to Loan and Security Agreement”), between the Issuer and Pleasant Street, the parties thereto amended certain terms and other provisions as more fully set forth therein. Among other things, the parties eliminated the potential for a 2.0% increase in the Issuer’s interest rates for the fiscal quarters ended January 2, 2005 and April 3, 2005, reduced the interest rate on the Senior Term B Loan, accelerated the principal amortization of the Senior Term B Loan and amended certain financial covenants.

Finally, the Partnership and Pleasant Street entered into a Consent under Intercreditor and Subordination Agreement dated October 6, 2004, to be effective as of September 26, 2004, a copy of which is attached as Exhibit 99.38 hereto, in connection with the transactions contemplated by the Fourth Amendment to Securities Purchase Agreement and the Fourth Amendment to Loan and Security Agreement.

The descriptions of the documents referred to above are not, and do not purport to be, complete and are qualified in their entirety by reference to copies of the same filed as Exhibits 99.35 through 99.38 hereto, respectively, and incorporated herein in their entirety by this reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.35	Fourth Amendment to Second Amended and Restated Securities Purchase Agreement dated October 6, 2004, to be effective as of September 26, 2004, among Overhill Farms, Inc., the entities from time to time parties thereto as Guarantors and Levine Leichtman Capital Partners II, L.P. (incorporated by reference to Exhibit 10.2 to Overhill Farms, Inc.’s Form 8-K filed with the Commission on October 12, 2004).

99.36	Amendment to Second Amended and Restated Secured Senior Subordinated Note Due 2006 dated October 6, 2004, to be effective as of September 26, 2004 (incorporated by reference to Exhibit 10.3 to Overhill Farms, Inc.’s Form 8-K filed with the Commission on October 12, 2004).

99.37	Fourth Amendment to Second Amended and Restated Loan and Security Agreement dated October 6, 2004, to be effective as of September 26, 2004, between Overhill Farms, Inc. and Pleasant Street Investors, LLC (incorporated by reference to Exhibit 10.1 to Overhill Farms, Inc.’s Form 8-K filed with the Commission on October 12, 2004).

99.38	Consent Under Second Amended and Restated Intercreditor and Subordination Agreement dated October 6, 2004, to be effective as of September 26, 2004, between Levine Leichtman Capital Partners II, L.P. and Pleasant Street Investors, LLC (incorporated by reference to Exhibit 10.4 to Overhill Farms, Inc.’s Form 8-K filed with the Commission on October 12, 2004).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

Dated: October 12, 2004	LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P.,
a California limited partnership

	By:	LLCP California Equity Partners II, L.P.,
a California limited partnership, its General Partner

		By:	Levine Leichtman Capital Partners, Inc.,
a California corporation, its General Partner

			By:	/s/ ARTHUR E. LEVINE
Arthur E. Levine
President

LLCP CALIFORNIA EQUITY PARTNERS II, L.P.,
a California limited partnership

	By:	Levine Leichtman Capital Partners, Inc., a
California corporation, its General Partner

		By:	/s/ ARTHUR E. LEVINE
Arthur E. Levine
President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC.,
a California corporation

	By:	/s/ ARTHUR E. LEVINE
Arthur E. Levine
President

/s/ ARTHUR E. LEVINE ARTHUR E. LEVINE

/s/ LAUREN B. LEICHTMAN LAUREN B. LEICHTMAN

EXHIBIT INDEX

Exhibit	Description
99.35	Fourth Amendment to Second Amended and Restated Securities Purchase Agreement dated October 6, 2004, to be effective as of September 26, 2004, among Overhill Farms, Inc., the entities from time to time parties thereto as Guarantors and Levine Leichtman Capital Partners II, L.P. (incorporated by reference to Exhibit 10.2 to Overhill Farms, Inc.’s Form 8-K filed with the Commission on October 12, 2004).

99.36	Amendment to Second Amended and Restated Secured Senior Subordinated Note Due 2006 dated October 6, 2004, to be effective as of September 26, 2004 (incorporated by reference to Exhibit 10.3 to Overhill Farms, Inc.’s Form 8-K filed with the Commission on October 12, 2004).

99.37	Fourth Amendment to Second Amended and Restated Loan and Security Agreement dated October 6, 2004, to be effective as of September 26, 2004, between Overhill Farms, Inc. and Pleasant Street Investors, LLC (incorporated by reference to Exhibit 10.1 to Overhill Farms, Inc.’s Form 8-K filed with the Commission on October 12, 2004).

99.38	Consent Under Second Amended and Restated Intercreditor and Subordination Agreement dated October 6, 2004, to be effective as of September 26, 2004, between Levine Leichtman Capital Partners II, L.P. and Pleasant Street Investors, LLC (incorporated by reference to Exhibit 10.4 to Overhill Farms, Inc.’s Form 8-K filed with the Commission on October 12, 2004).